                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)



                        HAVERTY FURNITURE COMPANIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                 CLASS A COMMON STOCK, $1.00 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   419596-20-0
                                   -----------
                                 (CUSIP Number)

                                  SCHEDULE 13G
CUSIP NO. 419596-20-0                                               Page 2 of 6


--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


      Frank S. McGaughey, Jr.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

--------------------------------------------------------------------------------
         NUMBER OF             5 SOLE VOTING POWER
          SHARES
       BENEFICIALLY                   408,510
         OWNED BY              ------------------------------------------------
           EACH
         REPORTING             6 SHARED VOTING POWER
          PERSON
           WITH                        0
                               ------------------------------------------------
                               7 SOLE DISPOSITIVE POWER
                                      408,510
                               ------------------------------------------------
                               8 SHARED DISPOSITIVE POWER
                                       0
-------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               408,510

--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]

--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               8.54%
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON

               IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G
CUSIP NO. 419596-20-0                                               Page 3 of 6


--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


      Ridge Partners, L.P.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia

--------------------------------------------------------------------------------
         NUMBER OF             5 SOLE VOTING POWER
          SHARES
       BENEFICIALLY                       408,510
         OWNED BY              ------------------------------------------------
           EACH
         REPORTING             6 SHARED VOTING POWER
          PERSON                          0
           WITH
                               ------------------------------------------------
                               7 SOLE DISPOSITIVE POWER
                                          408,510
                               ------------------------------------------------
                               8 SHARED DISPOSITIVE POWER
                                          0
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               408,510
--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [_]

--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               8.54%
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON

               PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13G
CUSIP NO. 419596-20-0                                               Page 4 of 6



         This Amendment No. 1 to Schedule 13G amends the initial Schedule 13G filed with the Securities and Exchange Commission on May 14, 1998.

ITEM 1(A).        NAME OF ISSUER:

         Haverty Furniture Companies, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         866 West Peachtree St., N.W., Atlanta, Georgia  30308

ITEM 2(A).        NAME OF PERSONS FILING:

         Frank S. McGaughey, Jr. and Ridge Partners, L.P. ("Ridge Partners"). Mr. McGaughey is the general partner of Ridge Partners. Mr. McGaughey disclaims beneficial ownership of the shares of Common Stock beneficially owned by Ridge Partners, except to the extent of his partnership interest.

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         Mr. McGaughey: 3180 Lemons Ridge, Atlanta, Georgia 30339 Ridge Partners: 3180 Lemons Ridge, Atlanta, Georgia 30339

ITEM 2(C).        CITIZENSHIP:

         Mr. McGaughey is a citizen of the United States of America
         Ridge Partners is organized under the laws of the State of Georgia

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

          Class A Common Stock, $1.00 par value per share

ITEM 2(E).        CUSIP NUMBER:

         419596-20-0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS:

         (h) [X] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4.  OWNERSHIP AS OF DECEMBER 31, 1999:

         (a)  Amount beneficially owned:  408,510

         (b)  Percent of class:  8.54%

         (c)  Number of shares as to which such person has

              (i)    sole power to vote or direct the vote:  408,510

              (ii)   shared power to vote or direct the vote: 0

              (iii)  sole power to dispose or to direct the disposition of:
                     408,510

              (iv)   shared power to dispose or direct the disposition of:  0

                                  SCHEDULE 13G
CUSIP NO. 419596-20-0                                               Page 5 of 6



ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF THE MEMBERS OF THE GROUP:

         See Item 3(h).

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

         N/A

ITEM 10. CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                  SCHEDULE 13G
CUSIP NO. 419596-20-0                                               Page 6 of 6




                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             /s/ Frank S. McGaughey, Jr.
                                          -------------------------------------
                                               Frank S. McGaughey, Jr.



                                            RIDGE PARTNERS, L.P.


                                            By:  /s/ Frank S. McGaughey, Jr.
                                               --------------------------------
                                                     Frank S. McGaughey, Jr.
                                                     General Partner

                                    EXHIBIT A

                                MEMBERS OF GROUP


NAME                                                  CLASSIFICATION
----                                                  --------------
Frank S. McGaughey, Jr.                                     IN

Ridge Partners, L.P.                                        PN